Mail Stop 4561

October 11, 2007

Mr. Gregory F. Hughes
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY   10170

> **Re: SL Green Realty Corp.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed 02/28/07**
> **File No. 001-13199**

Dear Mr. Hughes:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief